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Milan

Attention:	Jeffrey Riedler, Assistant Director
Jennifer Riegel, Special Counsel
Karen Ubell, Staff Attorney
Lisa Vanjoske, Senior Staff Accountant
Tabatha Akins, Staff Accountant

Re:	OncoMed Pharmaceuticals, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 15, 2012
File No. 333-181331

Ladies and Gentlemen:

On behalf of OncoMed Pharmaceuticals, Inc. (the “Company” or “OncoMed”), we are hereby filing Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the “Commission”) on May 11, 2012 (the “Registration Statement”) for the initial public offering of the Company’s common stock, par value $0.001 per share (the “Offering”). For your convenience, we are providing by overnight delivery a courtesy package that includes eight copies of Amendment No. 2, five of which have been marked to show changes from Amendment No. 1 to the Registration Statement, as well as a copy of this letter.

Amendment No. 2 has been revised to reflect the Company’s responses to the comments received by email on June 28, 2012, from the staff of the Commission (the “Staff”). For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

Prospectus Summary, page 1

1.	In response to prior comment 7, you disclose that as of April 27, 2012 manageable hypertension was a common treatment related adverse event in your demcizumab Phase Ib trial. Please expand your disclosure on pages 2 and 69 to note this adverse event in this trial.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 2 and 69 of Amendment No. 2.

July 3, 2012

Risk Factors

“If we are required to suspend or discontinue clinical trials due to side effects…,” page 13

2.	We have reviewed your response to prior comment 8. Please expand your disclosure here to provide a brief summary of the adverse events associated with each product candidate.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 13 and 14 of Amendment No. 2.

“Failure to successfully validate, develop and obtain regulatory approval for companion diagnostics…,” page 18

3.	In your response to prior comment 9, you have listed demcizumab on pages 5 and 75 in addition to the other product candidates listed in this risk factor that you may seek to develop a companion diagnostic. Please expand your disclosure in this risk factor to include demcizumab or provide an explanation of how the disclosures are consistent.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 19 of Amendment No. 2.

Use of Proceeds, page 44

4.	We acknowledge your response to our prior comments 13 and 15 and related revised disclosure. Please confirm that such amounts will be updated to reflect estimated proceeds calculated based upon the bona fide price range to be submitted pre-effectively.

Response: The Company respectfully acknowledges the Staff’s comment and undertakes that it will update the use of proceeds amounts to reflect estimated proceeds calculated based upon the bona fide price range to be submitted pre-effectively. The Company also refers the Staff to revised disclosure on page 44 of Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Stock-Based Compensation

Common Stock Valuations, page 60

5.	Please refer to your response to our comment 16. Please note we may have additional comments once the actual price range for the offering is known.

Response: The Company respectfully acknowledges the Staff’s comment.

Additionally, please address the following:

•	With respect to the first bullet, please revise your disclosure to quantitatively illustrate how the market multiples changed at each valuation date.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 61 and 62 of Amendment No. 2.

July 3, 2012

•

With respect to the fifth bullet, it is still unclear why the probability of the IPO did not increase in April 2012. We note that the Board of Directors approved the valuation of the stock on April 20, 2012, and the registration statement was filed on May 11, 2012.

Response: The Company respectfully acknowledges the Staff’s comment and informs the Staff that the December 31, 2011 valuation was finalized and ultimately approved by the Company’s Board of Directors in April 2012. As a consequence, this valuation incorporated the Company’s most current (as of April 2012) estimate of the timing of a potential IPO, as various meetings had taken place with investment bankers interested in assisting the Company with pursuing an IPO. Specifically, for the December 31, 2011 valuation, the Company estimated that the initial filing of the Company’s IPO would occur in May 2012 and that the IPO would take approximately one year to complete, based on the Company’s estimate that an IPO typically takes four to six months to go effective and almost a full year from the initial filing date for most existing stockholders to realize the full value of their holdings (i.e., with sales permitted only after the post-offering lock-up period expires). For this reason, the Company believes the one year estimated period reflected in the December 31, 2011 valuation was reasonable, and that it remained reasonable as of April 2012. Further, this estimate of one year was a material decrease from the estimate of 2.5 years as of June 30, 2011. The Company intends to complete a valuation as of June 29, 2012 to support the Board’s forthcoming review of the estimated value of the Company’s common stock. The Company respectfully reminds the Staff that the increase in the estimated common stock value of $1.40 per share as of December 31, 2011 was 75% higher than the estimated amount of $0.80 as of June 30, 2011.

Business

Demcizumab (OMP-21M18, Anti-DLL4), page 75

6.	We have reviewed your response to prior comment 18. Since efficacy is measured over a period of time, we believe that you should revise your table on page 76 to show the percent change as of the last measurement for each respective patient rather than using the “best percent change.” Alternatively, if you believe that the “best percent change” provides a more accurate portrayal of the trial, please expand your disclosure to provide the reasons that you have chosen to use this data rather than the last measurement for each patient and supplementally provide us with a similar table that illustrates the percent change as of the last measurement for each patient.

Response: The Company respectfully acknowledges the Staff’s comment and informs the Staff that waterfall plots, using best percent change, are a standard methodology used in oncology clinical trials as a way to detect early signs of efficacy, particularly of novel targeted agents such as demcizumab. Novel targeted anticancer agents are often evaluated for efficacy in Phase I and Phase II clinical trials, and waterfall plots have emerged as one of the standard measures. The standard convention for constructing a waterfall plot for a targeted anti-cancer agent is to assess the best percent change of target tumor lesions relative to baseline. See LoRusso PM, et al, Making the Investigational Oncology Pipeline More Efficient and Effective: Are We Headed in the Right Direction; Clin Can Res 2010; Dhani, et al; Alternate Endpoints for Screening Phase II Studies, Clin Can Res, 2009; and Booth et al, Design and Conduct of Phase II Studies of Targeted Anticancer Therapy: Recommendations from the Task Force on Methodology for the Development of Innovative Cancer Therapies (MDICT), Eur J Cancer, 2008. Since this is the standard method, the Company has retained the waterfall plots for demcizumab in the prospectus using best percent change. The Company respectfully informs the Staff that the approach that the Staff requests, where a waterfall plot is constructed using the percent change of the last measurement for each patient, is a non-standard approach to constructing a waterfall plot and is not an established methodology in oncology drug development; therefore, providing this analysis would not be considered consistent with standard practice and, respectfully, would be misleading to investors. The Company has also added additional disclosure to page 76 of Amendment No. 2 to qualify that a waterfall plot assessing best percent change is a commonly used and widely accepted efficacy measure in early oncology clinical trials.

July 3, 2012

7.	We have reviewed your response to prior comment 22. Please expand your disclosure to disclose the number of patients that left the trials prior to completion, how long they participated in the respective trial and the potential reasons for leaving the trial.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 77 and 78 of Amendment No. 2.

Collaboration and License Agreements, page 83

8.	We note your revised disclosure in response to our prior comments 37 and 38. Please provide us with an analysis that explains how your disclosures on page 83-85 are consistent with your disclosures on pages F-18-F20.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 83, 84, F-18, F-19 and F-38 of Amendment No. 2. In addition, the Company informs the Staff that future amounts related to payments to be received under both the GSK and Bayer agreements are as of December 31, 2011 on pages F-18 to F-20, whereas the amounts in the Business section on pages 83 to 85 are described from the inception of each arrangement. Accordingly, as the Company has already achieved certain milestones, the dollar amounts to be earned as described in the Business section on pages 83 to 85 will vary from the future amounts which may be earned as disclosed in the notes to the financial statements on pages F-18 to F-20.

The Company respectfully informs the Staff that the Company and Bayer intend to advance up to three biologic and two small molecule candidates under the Bayer agreement. The Company has revised disclosure on page 85 of Amendment No. 2 accordingly. For the biologic candidates, the Company is eligible to receive option fees and research, development, regulatory and commercial payments of up to $357.5 million, $367.5 million or $387.5 million, depending on the identity of the biologics candidate and the expected timing of each candidate’s development. The payments for small molecule candidates may be up to $102.0 million or up to $112.0 million, depending on the small molecule candidate and the expected timing of such candidate’s development. This supplemental information should enable the Staff to understand how the disclosures on pages 84 to 85 of Amendment No. 2 are consistent with the disclosures on pages F-19 and F-20.

9.	Please expand your disclosure concerning your agreement with Bayer to disclose when Bayer’s payment obligations expire.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 85 of Amendment No. 2.

Notes to Financial Statements

11. Collaborations

GSK Strategic Alliance, page F-18

10.	Please refer to our comment 37. Please revise your disclosure to state, if true, whether the payments for the achievement of regulatory events and worldwide net sales meet the definition of milestones. If such payments are solely based on GSK’s performance, please indicate that the milestone method will not be applied to those milestones. This also applies to our comment 38.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages F-19, F-20 and F-38 of Amendment No. 2 to better clarify that the milestone method will not be applied to any contingent payments.

July 3, 2012

13. Stock Incentive Plan, page F-22

11.	Please refer to your response to our comment 40. You indicate that your pipeline is not as advanced as most of the publicly traded companies utilized in your analysis. Please tell us how you determined that the comparable publicly traded biopharmaceutical companies were similar, in order to evaluate if their average was materially consistent with the 75.0% utilized in your Black-Scholes option pricing model. Additionally, given your assertion, please tell us why utilizing these companies was appropriate. Refer to the Interpretive Response to Question Six of SAB Topic 14D1.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that in accordance with the Interpretive Response to Question Six of SAB Topic 14D1 the Company selected what it believes are the most similar publicly traded biopharmaceutical companies available, similarity based on these companies being involved in oncology and/or small molecule therapeutics, and taking into account their stage of life cycle, size and financial leverage. As noted in our previous response 40, the volatility of 75% that the Company used was slightly different than the computed volatility to account for the fact that none of these companies was exactly the same as the Company. The Company will continue to consider the volatilities of these same similar entities in the future unless circumstances change such that the identified entities are no longer considered similar.

The Company evaluated the financial statement impact of using the exact weighted average daily volatility for the similar companies described above, rather than the 75.0% actually used in the Company’s estimated grant date fair value calculations, and concluded that the dollar impact for each year presented, and cumulatively, has not been and is not expected to be material relative to all grants made from 2009 through 2011. Specifically, the impact for the year ended December 31, 2009 is approximately $12,000, the impact for the year ended December 31, 2010 is approximately $15,000, and the impact for the year ended December 31, 2011 is approximately ($23,000). Lastly, the Company confirms to the Staff that until such time as it has its own sufficient historical information regarding volatility, in the future the Company will use the exact weighted average daily volatility indicated by the comparable group of similar companies.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-4662 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Brian D. Paulson

Brian D. Paulson
of LATHAM & WATKINS LLP

cc:	Paul J. Hastings, OncoMed Pharmaceuticals, Inc.
William D. Waddill, OncoMed Pharmaceuticals, Inc.
Alicia J. Hager, OncoMed Pharmaceuticals, Inc.
Donald J. Murray, Covington & Burling LLP
Alan C. Mendelson, Latham & Watkins LLP
Mark V. Roeder, Latham & Watkins LLP